Exhibit 99.1

YYForce Appoints Andrew Davison as Chief Strategic Officer to Accelerate Corporate Growth and Operational Scaling

Former Lancia Consult and Morgan Stanley executive joins to scale international operations and platform capabilities

SINGAPORE, Sept. 9, 2026 /PRNewswire/ -- YYForce Inc. (NASDAQ: YFOR) (“YYForce” or the “Company”), an AI-enabled workforce management platform and integrated facility management (IFM) provider operating across Asia and beyond, announced the appointment of Andrew Davison as Chief Strategic Officer (CSO), effective September 14, 2026. In his new role, Mr. Davison will spearhead YYForce’s corporate strategy, direct portfolio governance, and oversee operational scaling initiatives to support the company’s next phase of market expansion across international markets.

Mr. Davison brings over 20 years of executive leadership experience spanning the APAC, EMEA, UK, and US markets, specializing in commercial strategy, scaling high-performing teams, financial management, margin and risk control, and complex cross-functional delivery.

Andrew Davison, Chief Strategic Officer of YYForce Inc.

Prior to joining YYForce, Mr. Davison served as Director and Head of Transformational Delivery (APAC) at Lancia Consult in Singapore, where he directed regional delivery performance, portfolio health, and capability building to scale the business across multiple markets. During his tenure, he established the firm’s Jakarta presence, designed regional delivery operating models, and provided executive-level operational due diligence and investment evaluation for private equity and corporate clients.

His extensive professional background also includes senior advisory and consulting roles as a Senior Principal Consultant at Slalom Consulting in London, where he led enterprise digital enablement and multi-market change strategies, and as a Principal Financial Services Transformation Consultant at BCS Consulting, where he managed large-scale regulatory remediation, risk management programs, and operational transformations for global financial institutions such as HSBC, Credit Suisse, and Morgan Stanley. He began his career managing institutional client relationships and trading operations at Morgan Stanley. Mr. Davison holds a BCom (Hons) in Business Studies and Economics from the University of Edinburgh and has completed executive training in Strategic Leadership with AI & ML at Singapore Management University.

“We are thrilled to welcome Andrew to the executive leadership team at YYForce,” said Mike Fu, CEO of YYForce. “Andrew’s exceptional track record in scaling organizations, driving rigorous commercial discipline, and executing complex operational transformations makes him the ideal leader to guide our strategic initiatives as we continue to scale our operations and maximize stakeholder value.”

“I am excited to join YYForce at such a pivotal stage of growth,” said Andrew Davison, Chief Strategic Officer of YYForce. “The company has demonstrated remarkable agility and innovation in its markets. I look forward to partnering with the leadership team to sharpen our strategic roadmap, optimize operational execution, and drive sustainable, long-term value for our clients, partners, and shareholders.”

About YYForce Inc.

YYForce Inc. (Nasdaq: YFOR) is an AI-enabled workforce management platform and IFM provider, headquartered in Singapore and operating across Asia and beyond. The Company’s intelligent workforce solutions platform, YY Circle, helps clients across hospitality, food and beverage, retail, and other service sectors predict, plan, and optimize workforce deployment. In YYForce’s IFM business, its 24IFM software platform and comprehensive IFM subsidiary portfolio support clients across hospitality, transportation, banking, retail, and mixed-use facilities.

As both business lines scale, the Company is systematically embedding AI and automation capabilities – progressing from intelligent decision support toward increasingly autonomous workforce management – to improve service quality, reduce deployment costs, and drive long-term margin expansion. Listed on the Nasdaq Capital Market, YYForce is committed to infrastructure innovation, measurable client outcomes, and long-term value creation.

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company bases these forward-looking statements on its expectations and projections about future events, which the Company derives from the information currently available to it. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements involve inherent risks and uncertainties, and the forward-looking events discussed in this press release may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about the Company and a number of factors. These factors include, but are not limited to, the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations, including the introduction of new products and services, expected changes in the Company’s revenues, costs and expenditures, anticipated customer growth, and demand for and market acceptance of the Company’s products and services; and industry, market and regulatory conditions, including competition, government policies and regulations affecting the Company’s industry, and other factors that may affect the Company’s financial condition, liquidity and results of operations. For a more detailed discussion of risk factors, please refer to the Company’s filings with the Securities and Exchange Commission, including the “Risk Factors” section of the Company’s most recent annual report on Form 20-F, as amended.

Investor Contact

Jason Zhi Yong Phua, Chief Financial Officer

YYForce

enquiries@yyforce.ai

Media Contact

Amber Smoke

The Piacente Group, Inc.

amber@thepiacentegroup.com